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                 ROPES & GRAY LLP
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January 12, 2007

Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kohlberg Capital Corporation

Ladies and Gentlemen:

   Enclosed for filing on behalf of Kohlberg Capital Corporation (the "Company") pursuant to Rule 17g-l(g) under the Investment Company Act of 1940 please find a copy of (i) the Company's single insured bond for the period from November 22, 2006 to November 22, 2007, (ii) the resolution of a majority of the board of directors of the Company who are not "interested persons" approving the amount, type, form and coverage of the single insured bond, and
(iii) a statement as to the period for which premiums have been paid.

   Please call me at (212) 841-0484 if you have any questions.

Sincerely,

/s/ Rebecca C. O'Brien
-------------------------
Rebecca C. O'Brien

Enclosure